UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 08, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 08 August 2024 entitled ‘Transaction in Own Shares’.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

08 August 2024

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of US$0.20 20/21 each from Goldman Sachs International ("GSI"). Such purchase was effected pursuant to instructions issued by Vodafone on 07 August 2024, as announced on 07 August 2024 (the "Programme"):

Date of purchase:	07 August 2024
Number of ordinary shares purchased:	20,325,736
Highest price paid per share (pence):	73.44
Lowest price paid per share (pence):	71.64
Volume weighted average price paid per share (pence):	72.67

Vodafone intends to hold the purchased shares in treasury. Following the purchase of these shares, Vodafone holds 1,649,501,585 of its ordinary shares in treasury and has 26,558,443,232 ordinary shares in issue (excluding treasury shares).

As part of the Programme, GSI purchases Vodafone (213800TB53ELEUKM7Q61) ordinary shares and sells such shares to Vodafone. In connection with the above purchases, on 07 August 2024 GSI (as riskless principal) elected to purchase 20,325,736 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by Goldman Sachs on 07 August 2024 is set out below.

Schedule of purchases - aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
AQXE	72.70	1,261,913
BATE	72.54	3,895,379
CHIX	72.71	2,960,200
TRQX	72.70	1,266,700
XLON	72.70	10,941,544

Schedule of purchases - individual transactions
http://www.rns-pdf.londonstockexchange.com/rns/6311Z_1-2024-8-7.pdf

This announcement will also be available on Vodafone's website.

For more information, please contact:

Investor Relations:

investors.vodafone.com

ir@vodafone.co.uk

Media Relations:

Vodafone.com/media/contact

GroupMedia@vodafone.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: August 08, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary